Exhibit 12.2


                              UNISYS CORPORATION
                     COMPUTATION OF RATIO OF EARNINGS TO
           FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)
                               ($ in millions)

                           Three
                           Months
                           Ended
                           March 31,        Years Ended December 31
                                     --------------------------------------
                           1996      1995     1994    1993    1992     1991
                           ----      ----     ----    ----    ----     ----
Income (loss) from
 continuing operations
 before income taxes      $(20.3)  $(781.1)  $ 14.6  $370.9  $301.3  $(1,425.6)
Add (deduct) share of
 loss (income) of
 associated companies      ( 1.2)      5.0     16.6    14.5     3.2       (6.5)
                          ------   -------   ------  ------  ------  ---------
Subtotal                   (21.5)   (776.1)    31.2   385.4   304.5   (1,432.1)
                          ------   -------   ------  ------  ------  ---------

Interest expense (net of
 interest capitalized)      50.5     202.1    203.7   241.7   340.6      407.6
Amortization of debt
 issuance expenses           1.2       5.1      6.2     6.6     4.8        1.8
Portion of rental expense
 representative of
 interest                   16.3      65.3     65.0    70.5    78.8       80.9
                          ------   -------   ------  ------  ------  ---------
Total Fixed Charges         68.0     272.5    274.9   318.8   424.2      490.3
                          ------   -------   ------  ------  ------  ---------

Earnings (loss) from
 continuing operations
 before income taxes,
 fixed charges and
 preferred stock dividend
 requirements             $ 46.5   $(503.6)  $306.1  $704.2  $728.7  $  (941.8)
                          ======   =======   ======  ======  ======  =========
Amounts charged to
 income                   $ 68.0   $ 272.5   $274.9  $318.8  $424.2  $   490.3
Preferred stock dividend
 requirements               46.5     185.1    184.8   187.1   200.2      198.7
                          ------   -------   ------  ------  ------  ---------

Total fixed charges
 and preferred stock
 dividend requirements    $114.5   $ 457.6   $459.7  $505.9  $624.4  $   689.0
                          ======   =======   ======  ======  ======  =========
Ratio of earnings to fixed
 charges and preferred
 stock dividends             *         *        *      1.39    1.17        *
                          ======   =======   ======  ======  ======  =========

* Earnings for the three months ended March 31, 1996 and for the years ended December 31, 1995, 1994 and 1991 were inadequate to cover fixed charges and preferred stock dividends by $68.0 million, $961.2 million, $153.6 million and $1,630.8 million, respectively.